SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 29TH, 2019

DATE, TIME AND PLACE: May 29th, 2019, at 10.15 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Elisabetta Romano, Gesner José de Oliveira Filho, Herculano Anibal Alves, Pietro Labriola and Raimondo Zizza, either in person or by means of audio or videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Mr. Piergiorgio Peluso.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2)
To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the proposal of the Management by Objectives (“MBO”) of the Company for the year of 2019 and to acknowledge on the corporate results of the MBO for the year of 2018; (5) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the 2018 grants and to resolve on the conditions for the exercise of the respective purchasing of the shares options; (6) To resolve on execution of the agreements for the acquisition of goods and services for mobile radio access; (7) To resolve on the Proposal for the definition of the Risk Appetite and to acknowledge on the Risk Indicators for the year of 2019; and (8) To resolve on the Company’s corporate project.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meetings held on April 3rd and May 28th, 2019, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledgedon the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on May 22nd and 28th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(3) Acknowledgedon the absence of meetings held by the Control and Risks Committee (“CCR”) since the last report made by Mr. Herculano Anibal Alves, Chairman of the CCR.

(4) Acknowledgedon the results of the Management by Objectives (“MBO”) of the Company, part of the Profit Sharing Program, for the year of 2018 and approved the proposal of the MBO for the year of 2018, presented by the representative of the Human Resources area, Mr. Andre Lozano, based on the favorable assessment of the CR and on the material presented which is filed at the Company's head offices.

(5) Under the Company's Long-Term Incentive Plan ("Plan"), approved by the shareholders at the Extraordinary Shareholders' Meeting held on April 19th, 2018, and which applicable metrics were adjusted by the Board of Directors at its meeting held on July 19th, 2018, the Board members acknowledged of the results established for the 1st vesting period of the 2018 grant and approved the conditions for the exercise of these options as follows: (a) transfer of the totality of shares, as provided in the Plan, allowing the payment of the equivalent cash value for participants transferred to another company of the same company’s conglomerate (so understood as any direct or indirect controlling entity of the Company, affiliated, controlled or subject to common control); (b) transfer of shares held in treasury, as provided in the Plan and pursuant to the Repurchase Program approved by the Company's Board of Directors, at its meeting held on October 23rd, 2018 and payment of the cash equivalent amount for participants transferred to another company of the same company’s conglomerate, and (c) base price of the share weighted by the financial volume realized in B3, considering the month of March, 2019, same period used in the external measurement of the Key Performance Indicator (KPI), year by year (YOY), in comparison to the IBrX-50 ranking, all according to material filed at the Company's head offices. The Company's Board of Executive Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.
(6) Approved the execution of amendments to the agreements for the acquisition of goods and services for mobile radio access, between the subsidiary of the Company, TIM S.A., and the suppliers Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A., according to material presented by Mr. Leonardo de Carvalho Capdeville, Chief Technology Officer, and Mrs. Marcia Silveira, representative of the Business Support area, which is filed at the Company's head offices.

(7) Approved the Risk Appetite definition of the Company, under the Risk Management program for the year of 2019, according to the material presented by Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Gustavo Brantes, representative of the Risk Management area, and based on the favorable assessment of the CAE, recorded at its meeting held on May 28th, 2019, and acknowledged on the 2018 results of the Risk Tolerance Indicators.

(8) The Board members were updated by the financial area on the progress of the project related to the corporate reorganization of the group, with the purpose of seeking operational and financial optimizations, as presented at its meeting held on May 7th, 2019. Upon completion of such studies, the project will be duly submitted for resolution by this Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Anibal Alves, Pietro Labriola, Raimondo Zizza and Elisabetta Romano.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 29th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 29, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.